Exhibit 99.1

GERDAU S.A.

Tax ID (CNPJ/ME) 33.611.500/0001-19

Registry (NIRE): 35300520696

material fact

Gerdau S.A. (B3: GGBR / NYSE: GGB), ("Company") in addition to the Material Fact disclosed on November 25, 2022, hereby informs its shareholders and the market in general that the transaction between its subsidiary Gerdau Next S.A. (“Gerdau Next”) and Fundo Newave Energia I Advisory Fundo de Investimento em Participações Multiestratégia (“NW Capital”), as investors, with Newave Energia S.A. (“Newave”) was concluded on March 15, 2023, after observance of the respective precedent conditions, aiming at (i) the subscription of equity interest in the capital stock of Newave by Gerdau Next and NW Capital, in the proportions of 33.33% and 66.67%, respectively; and (ii) the long-term acquisition of energy, by the Company and its subsidiaries, of 30% (thirty percent) of the energy generated by the energy generation projects directly or indirectly held by Newave and its subsidiaries, on a self-production basis (“Transaction”).

In this first phase of the Transaction, Gerdau Next subscribed R$ 500,000,000.00 (five hundred million reais), which must be paid in up to 18 (eighteen) months, according to capital calls and provided that the conditions related to the capital contributions agreed with Newave.

The operation aims to generate greater cost competitiveness in the steel business and provide the Company with a clean energy supply and strives to achieve the carbon emission reduction targets set by the Company.

São Paulo, March 15, 2023

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Officer